LATAM group’s capacity increased 9.5% in January compared to the same month of 2024

Operating statistics for January 2025

Santiago, February 10, 2025 - During January, LATAM group consolidated capacity, measured in available seat-kilometers (ASK), increased 9.5% compared to the same month of 2024. This growth was mainly driven by a 12.0% increase in the group’s international operations, as well as a 9.2% increase in LATAM Airlines Brazil’s domestic operations. Additionally, during January, international flights from Porto Alegre, Brazil to Santiago, Chile, and Lima, Peru were resumed.

Furthermore, consolidated traffic, measured in revenue passenger-kilometers (RPK), increased by 8.3% compared to January 2024. As a result, the consolidated load factor reached 84.7%.

In addition, during the month, LATAM group transported 7.5 million passengers, representing a 5.8% increase compared to 2024.

In terms of cargo, LATAM group’s capacity, measured in available ton-kilometers (ATK), increased by 6.4% compared to January 2024, reaching 701 million ATK.

The following table summarizes the main operating statistics for the month and year-to-date as of January for the main LATAM group business segments:

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
www.latamairlinesgroup.net

LATAM GROUP OPERATIONS	January			Year to Date
	2025	2024	% Change	2025	2024	% Change
LATAM GROUP PASSENGER OPERATIONS
REVENUE PASSENGER KILOMETERS (million)
SYSTEM	12,259	11,317	8.3%	12,259	11,317	8.3%
DOMESTIC SSC (1)	2,139	2,089	2.4%	2,139	2,089	2.4%
DOMESTIC BRAZIL (2)	3,739	3,386	10.4%	3,739	3,386	10.4%
INTERNATIONAL (3)	6,381	5,843	9.2%	6,381	5,843	9.2%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	14,471	13,217	9.5%	14,471	13,217	9.5%
DOMESTIC SSC (1)	2,542	2,460	3.3%	2,542	2,460	3.3%
DOMESTIC BRAZIL (2)	4,511	4,131	9.2%	4,511	4,131	9.2%
INTERNATIONAL (3)	7,419	6,626	12.0%	7,419	6,626	12.0%

PASSENGER LOAD FACTOR
SYSTEM	84.7%	85.6%	-0.9p.p	84.7%	85.6%	-0.9p.p
DOMESTIC SSC (1)	84.2%	84.9%	-0.8p.p	84.2%	84.9%	-0.8p.p
DOMESTIC BRAZIL (2)	82.9%	81.9%	0.9p.p	82.9%	81.9%	0.9p.p
INTERNATIONAL (3)	86.0%	88.2%	-2.2p.p	86.0%	88.2%	-2.2p.p

PASSENGER BOARDED (thousand)
SYSTEM	7,504	7,089	5.8%	7,504	7,089	5.8%
DOMESTIC SSC (1)	2,788	2,769	0.7%	2,788	2,769	0.7%
DOMESTIC BRAZIL (2)	3,215	2,985	7.7%	3,215	2,985	7.7%
INTERNATIONAL (3)	1,500	1,335	12.4%	1,500	1,335	12.4%

LATAM GROUP CARGO OPERATIONS

REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	357	327	9.0%	357	327	9.0%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	701	659	6.4%	701	659	6.4%

CARGO LOAD FACTOR
SYSTEM	50.9%	49.7%	1.2p.p	50.9%	49.7%	1.2p.p

(1) Domestic SSC refers to domestic operations of LATAM Airlines Chile, LATAM Airlines Colombia, LATAM Airlines Ecuador and LATAM Airlines Peru.
(2) Domestic Brazil refers to LATAM Airlines Brazil domestic operations.
(3) International refers to international operations of LATAM Airlines Brazil, LATAM Airlines Chile, LATAM Airlines Colombia, LATAM Airlines Ecuador, LATAM Airlines Peru and LATAM Airlines Paraguay.

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
www.latamairlinesgroup.net

ABOUT LATAM GROUP
LATAM Airlines Group S.A. and its affiliates are the principal group of airlines in Latin America present in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations within Latin America and to / from Europe, the United States, Oceania, Africa and the Caribbean.
The group has a fleet of Boeing 767, 777, 787, Airbus A321, A321Neo, A320, A320Neo, and A319 aircraft. Additionally, the Airbus 330, operated under short-term leases, is also part of the current operations.
LATAM Cargo Chile, LATAM Cargo Colombia and LATAM Cargo Brazil are the LATAM group cargo subsidiaries. In addition to having access to the bellies of the passenger affiliate’s aircraft, they have a fleet of 21 freighters. They operate on the LATAM group network as well as international routes that are solely used for freighters. They offer modern infrastructure, a wide variety of services and protection options to meet all customer needs.
More financial information at www.latamairlinesgroup.net
www.latam.com

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
www.latamairlinesgroup.net